

September 15, 2022

Andrea Melia
Chief Financial Officer and Treasurer
Aberdeen Standard Platinum ETF Trust
c/o Aberdeen Standard Investments ETFs Sponsor LLC
712 Fifth Avenue, 49th Floor
New York , NY 10019

      Re: Aberdeen Standard Platinum ETF Trust
           Form 10-K for the Fiscal Year Ending December 31, 2021
           Filed March 1, 2022
           File No. 001-34590

Dear Andrea Melia :

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ending December 31, 2021

Exhibits 31.1 and 32.1

1.   We note that the Certifications included as Exhibits 31.1 and 32.1 were signed by your former Chief Executive Officer, Christopher Demetriou. Please amend your 2021 Form 10-K to include Certifications signed by your current Chief Executive Officer, Steven Dunn.

      In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Babette Cooper at 202-551-3396 or Robert Telewicz at 202-551-3438, with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction